SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Dynasil Corporation of America

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

268102100

(CUSIP Number of Class of Securities)

Peter Sulick

President and Chief Executive Officer

Dynasil Corporation of America

313 Washington Street, Suite 403

Newton, MA 02458

(617) 668-6855

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Matthew J. Gardella, Esq.

Matthew W. Tikonoff, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$1,665,000.00	$333.00

(*)	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 1,447,826 shares of common stock for $1.15 per share in cash in lieu of issuing fractional shares to holders of less than 8,000 shares of common stock after the proposed reverse/forward stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $1,665,000.00 by 0.0002.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Dynasil Corporation of America (the “Company”), a Delaware corporation.

The Company proposes to hold a special meeting of its stockholders to consider amendments to the Company’s certificate of incorporation, as amended to date, to effect a 1-for-8,000 reverse stock split of the Company’s common stock, par value $0.0005 per share (the “Reverse Stock Split”), followed immediately by a 8,000-for-1 forward stock split of the Company’s common stock (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Transaction”). As a result of the Transaction, each share of the Company’s common stock held by a stockholder of record owning immediately prior to the effective time of the Transaction fewer than 8,000 shares will be converted into the right to receive $1.15 in cash, without interest (the “Cash Payment”), and such stockholders would no longer be stockholders of the Company. Stockholders owning 8,000 or more shares immediately prior the effective time of the Transaction (“Continuing Stockholders”) would not be entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any. The Forward Stock Split, which would immediately follow the Reverse Stock Split, would reconvert whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the Company’s common stock held by such Continuing Stockholders immediately prior to the effective time. As a result of the Forward Stock Split, the total number of shares of the Company’s common stock held by a Continuing Stockholder would not change as a result of the Transaction.

The primary purpose of the Transaction is to enable the Company to maintain the number of its record holders of common stock below 300. The Transaction is being undertaken as part of the Company’s plan to terminate the registration of the Company’s common stock under Section 12(g) of the Exchange Act and suspend the Company’s duty to file periodic reports and other information with the SEC under Section 13(a) thereunder, and to delist the Company’s common stock from the Nasdaq Capital Market.

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)       Name and Address. The name of the subject company is Dynasil Corporation of America, a Delaware corporation. The Company’s principal executive offices are located at 313 Washington Street, Suite 403, Newton, MA 02458. The Company’s telephone number is (617)-668-6855.

(b)       Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.0005 par value per share, of which 17,541,300 shares were outstanding as of May 1, 2019.

(c)       Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d)       Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)       Prior Stock Purchases. The Company has not purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3.	Identity and Background of Filing Person

(a)       Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Mr. Craig Dunham	Director

Mr. Lawrence Fox	Director

Dr. William Hagan	Lead Director

Mr. David Kronfeld	Director

Mr. Thomas Leonard	Director

Mr. Alan Levine	Director

Mr. Peter Sulick	Chairman, Chief Executive Officer & President

Mr. Robert Bowdring	Chief Financial Officer

The address of each director and executive officer of the Company is c/o Dynasil Corporation of America, 313 Washington Street, Suite 403, Newton, Massachusetts 02458.

(b)       Business and Background of Entities. Not applicable.

(c)       Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.

Neither the Company nor to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a)       Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)       Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”),” and “— Material Federal Income Tax Consequences;” and SPECIAL FACTORS — Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

(d)       Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

(f)       Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)       Transactions. Not Applicable.

(b)       Significant Corporate Events. Not applicable.

(c)       Negotiations or Contacts. Not applicable.

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction and the Adjournment Proposal At the Special Meeting;” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” “and “— Stockholder Approval” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)       Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.

(c)       Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; OTC Pink Market,” and “— Fairness of the Transaction,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)       Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.

(b)       Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c)       Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(d)       Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” and “— Material Federal Income Tax Consequences;” and “SPECIAL FACTORS — Purpose and Reasons for the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; OTC Pink Market,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)       Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Special Committee and Board of Directors Recommendations of the Transaction,” “— Reservation of Rights,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)       Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interest of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction and the Adjournment Proposal At the Special Meeting;” and “SPECIAL FACTORS — Fairness of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(d)       Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e)       Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(f)       Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)       Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b)       Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)       Availability of Documents. The full text of the fairness opinion of Mirus Securities, Inc. (“Mirus”) dated May 1, 2019, is attached as Annex C to the Proxy Statement. The fairness opinion of Mirus and the Valuation Presentations of Mirus dated April 19, 2019, April 26, 2019 and May 1, 2019 are each available for inspection and copying at the Company’s principal executive offices, 313 Washington Street, Suite 403, Newton, MA 02458.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)       Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(b)       Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(c)       Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

(a)       Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)       Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d)       Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction and the Adjournment Proposal At the Special Meeting;” “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(e)       Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction and the Adjournment Proposal At the Special Meeting;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements

(a)       Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended September 30, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

(b)       Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

(c)       Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)       Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(b)       Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

Item 15.	Additional Information

(b)       Not applicable.

(c)       Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)	Notice of Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the Securities and Exchange Commission on May 15, 2019).

(a)(ii)	Annual financial statements for the years ended September 30, 2018 and September 30, 2017 of Dynasil Corporation of America appearing in the Annual Report on Form 10-K for the fiscal year ended September 30, 2018 (filed with the SEC on December 21, 2018 and incorporated herein by reference).

(a)(iii)	Interim financial statements for the three months ended December 31, 2018 of Dynasil Corporation of America appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 (filed with the SEC on February 11, 2019 and incorporated herein by reference).

(a)(iv)	Interim financial statements for the nine months ended March 31, 2019 of Dynasil Corporation of America appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 (filed with the SEC on May 14, 2019 and incorporated herein by reference).

(b)(i)	Loan and Security Agreement by and between Middlesex Savings Bank, as Lender, and the Company, as Borrower, dated as of May 1, 2014, filed as Exhibit 10.1 to Form 8-K filed on May 2, 2014 and incorporated herein by reference.

(b)(ii)	Revolving Line of Credit by and between Middlesex Savings Bank, as Lender, and the Company, as Borrower, dated as of May 1, 2014, filed as Exhibit 10.2 to Form 8-K filed on May 2, 2014 and incorporated herein by reference.

(b)(iii)	Loan Document Modification Agreement between the Company and Middlesex Savings Bank, dated September 29, 2015, filed as Exhibit 10.04 to Form 10-K filed on December 17, 2015 and incorporated herein by reference.

(c)(i)	Opinion of Mirus dated May 1, 2019 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(ii)	Presentation dated April 19, 2019 of Mirus to the Board of Directors of the Company.

(c)(iii)	Presentation dated April 26, 2019 of Mirus to the Board of Directors of the Company.

(c)(iv)	Presentation dated May 1, 2019 of Mirus to the Board of Directors of the Company.

(d)	Not applicable

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DYNASIL CORPORATION OF AMERICA

By:	/s/ Peter Sulick
Peter Sulick
President and Chief Executive Officer

Dated: May 16, 2019